     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 3, 1998

                                                      REGISTRATION NO. 333-55795

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ---------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                       ---------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                       ---------------------------------

A. EXACT NAME OF TRUST:


                              EQUITY INVESTOR FUND
                       SELECT TEN PORTFOLIO 1998 SERIES 3
                              DEFINED ASSET FUNDS


B. NAMES OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:


 MERRILL LYNCH, PIERCE,      SMITH BARNEY INC.
     FENNER & SMITH        388 GREENWICH STREET
      INCORPORATED              23RD FLOOR
   DEFINED ASSET FUNDS      NEW YORK, NY 10013
      P.O. BOX 9051
PRINCETON, NJ 08543-9051



                         PAINEWEBBER INCORPORATED
                            1285 AVENUE OF THE
                                 AMERICAS
                            NEW YORK, NY 10019


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                             LAURIE A. HESSLEIN
                                                      388 GREENWICH ST.
                                                     NEW YORK, NY 10013



                             ROBERT E. HOLLEY            COPIES TO:
                            1285 AVENUE OF THE     PIERRE DE SAINT PHALLE,
                                 AMERICAS                   ESQ.
                            NEW YORK, NY 10019      450 LEXINGTON AVENUE
                                                     NEW YORK, NY 10017


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the registration statement.


/ x / Check box if it is proposed that this filing will become effective upon filing on August 3, 1998 pursuant to Rule 487.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                        DEFINED ASSET FUNDSSM
--------------------------------------------------------------------------------



EQUITY INVESTOR FUND          The objective of this Defined Fund is total return
SELECT TEN PORTFOLIO          through a combination of capital appreciation and
1998 SERIES 3                 current dividend income. The common stocks in the

(A UNIT INVESTMENT            Portfolio were selected by following a strategy
TRUST)                        that invests for a period of about one year in
------------------------------approximately equal values of the ten common
/ / DESIGNED FOR TOTAL RETURN stocks in the Dow Jones Industrial Average (DJIA)
/ / DEFINED PORTFOLIO OF 10   having the highest dividend yields three business
    HIGHEST DIVIDEND YIELDING days prior to the date of this Prospectus.
    DOW STOCKS                The value of units will fluctuate with the value
/ / DIVIDEND INCOME           of the common stocks in the Portfolio and no
                              assurance can be given that dividends will be paid or that the units will appreciate in value.
                              Minimum purchase: $250.



                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
                               HAS THE COMMISSION OR ANY STATE SECURITIES
                               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                               OF THIS DOCUMENT. ANY REPRESENTATION TO THE
SPONSORS:                      CONTRARY IS A CRIMINAL OFFENSE.
Merrill Lynch,                 Inquiries should be directed to the Trustee at
Pierce, Fenner & Smith         1-800-221-7771.

Incorporated                   Prospectus dated August 3, 1998.

Smith Barney Inc.              INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
PaineWebber Incorporated       AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

Defined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored over the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.

Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

o Municipal bond portfolios
o Corporate bond portfolios
o Government bond portfolios
o Equity portfolios
o International bond and equity portfolios

The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.
---------------------------------------------------
Defining the Strategy
---------------------------------------------------

The Select Ten Portfolio follows a simple, time-tested Strategy: buy approximately equal amounts of the ten highest dividend-yielding common stocks (Strategy Stocks) of the 30 stocks in the DJIA* (determined three business days prior to the date of this Prospectus) and hold them for about one year. At the end of the year, the Portfolio will be liquidated and the Strategy reapplied to the DJIA to select a new portfolio. As of three business days prior to the initial date of deposit, Select Ten Portfolios hold approximately $16 billion of the DJIA Strategy Stocks. Each Select Ten Portfolio is designed to be part of a longer term strategy and investors are advised to follow the Strategy for at least three to five years. So long as the Sponsors continue to offer new portfolios, investors will have the option to reinvest into a new portfolio each year at a reduced sales charge. The Sponsors reserve the right not to offer new portfolios.
---------

* The name 'Dow Jones Industrial Average' is the property of Dow Jones & Company, Inc., which is not affiliated with the Sponsors, has not participated in any way in the creation of the Portfolio or in the selection of stocks included in the Portfolio and has not reviewed or approved any information included in this Prospectus.

The Strategy provides a disciplined approach to investing, based on a buy and hold philosophy, which ignores market timing and investment research and rejects active management. The Sponsors anticipate that the Portfolio will remain unchanged over its one-year life despite any adverse developments concerning an issuer, an industry or the economy or stock market generally. While the Strategy does not work perfectly each and every year, the Strategy had a higher total return than the DJIA in 16 of the last 25 years (13 years if Portfolio sales charges and expenses were deducted from Strategy Stock performance). Of course, past performance of the Strategy is no guarantee of future results and there can be no guarantee that the Portfolio will meet its objectives or will not lose money over its one-year life or over consecutive annual periods.
---------------------------------------------------
Defining Your Portfolio
---------------------------------------------------

Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio:


                                               APPROXIMATE
                                          PORTFOLIO PERCENTAGE
/ / Oil/Gas-International                         20%
/ / Auto Manufacturing                            10
/ / Chemical Products                             10
/ / Financial Services/Banking                    10
/ / Forest Products and Paper                     10
/ / Manufacturing                                 10
/ / Machinery-Construction & Mining               10
/ / Tobacco/Food Processing                       10
/ / Utilities/Telecommunications                  10

---------------------------------------------------
Defining Your Risks
---------------------------------------------------

The Strategy Stocks, as the 10 highest yielding stocks in the DJIA, generally share attributes that have caused them to have lower prices or higher yields relative to the other stocks in the DJIA. The Strategy Stocks may, for example, be experiencing financial difficulty, or be out of favor in the market because of weak performance, poor earnings forecasts, negative publicity or litigation/legislation; or they may be reacting to general market cycles. The Strategy is therefore contrarian in nature. The Portfolio does not reflect any investment recommendations of the Sponsors and one or more of the stocks in the Portfolio may, from time to time, be subject to sell recommendations from one or more of the Sponsors.

The Portfolio is not an appropriate investment for those who are not comfortable with the Strategy or for those who are unable or unwilling to assume the risk involved generally with an equity investment. It may not be appropriate for investors seeking either preservation of capital or high current income.

There can be no assurance that the market factors that caused the relatively low prices and high yields of the Strategy Stocks will change, that any negative conditions adversely affecting the stock price will not deteriorate, that the dividend rates on the Strategy Stocks will be maintained or that share prices will not decline further during the life of the Portfolio, or that the Strategy Stocks will continue to be included in the DJIA.

Unit price fluctuates with the value of the Portfolio, and the value of the Portfolio could be affected by changes in the financial condition of the issuers, changes in the various industries represented in the Portfolio, movements in stock prices generally, the impact of purchase and sale of securities for the Portfolio (especially during the primary offering period of units and during the rollover period) and other factors. Additionally, equity markets have been at historically high levels and no assurance can be given that these levels will continue. Therefore, there is no guarantee that the objective of the Portfolio will be achieved. Also, the return on an investment in the Portfolio will be lower than the hypothetical returns on Strategy Stocks because the Portfolio has sales charges, brokerage commissions and expenses, purchases Strategy Stocks at different prices and is not fully invested at all times and because of other factors described under Performance Information.

Unlike a mutual fund, the Portfolio is not actively managed and the Sponsors receive no management fee. Therefore, any adverse financial condition of an issuer or any market movement in the price of a security will not require the sale of securities from the Portfolio. Although the Portfolio may sell securities under certain limited circumstances, given the investment philosophy of the Portfolio, it is not likely to do so. The Portfolio may continue to purchase or hold securities originally selected even though the market value and yields on the securities may have changed or the securities may no longer be included in the DJIA.

The Portfolio is not considered to be 'concentrated' in stocks of any particular industry.
---------------------------------------------------
Defining Your Investment
---------------------------------------------------


PUBLIC OFFERING PRICE PER 1,000 UNITS                 $1,000.00

The Public Offering Price as of July 31, 1998, the business day prior to the initial date of deposit is based on the aggregate value of the underlying securities ($505,853.13) and any cash held to purchase securities, divided by the number of units outstanding (510,962) times 1,000, plus the initial sales charge. The Public Offering Price on any subsequent date will vary. The underlying securities are valued by the Trustee on the basis of their closing sale prices at 4:00 p.m. Eastern time on every business day.

SALES CHARGES

The total sales charge for this investment combines an initial up-front sales charge and a deferred sales charge that will be deducted from the net asset value of the Portfolio monthly beginning October 1, 1998 and thereafter on the first of each month through July 1, 1999.

ROLLOVER OPTION

When this Select Ten Portfolio is about to terminate, you may have the option to roll your proceeds into the next portfolio of the then current Strategy Stocks subject only to the $17.50 deferred fee. If you hold your Units with one of the Sponsors and notify your financial adviser by August 6, 1999, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Select Ten Portfolio 1999 Series. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you so elect, an in-kind distribution) after the Fund terminates. Of course you can sell or redeem your Units at any time prior to termination.

DISTRIBUTIONS

You will receive distributions of any dividend income, net of expenses, on the 25th of November 1998 and February, April and June 1999 if you own units on the 10th of those months.




REINVESTMENT OPTION

You can elect to automatically reinvest your distributions into additional units of the Portfolio subject only to the deferred sales charge remaining at the time of reinvestment. Reinvesting helps to compound your income for a greater total return.

TAXES

In the opinion of counsel, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received by the Portfolio, even though a portion of the dividend payments may be used to pay expenses of the Portfolio and regardless of whether you reinvest your dividends in the Portfolio. (See Taxes in Part B.)

TAX BASIS REPORTING

The proceeds received when you sell this investment will reflect the deduction of the deferred sales charge and the charge for organizational expenses. In addition, the annual statement and the relevant tax reporting forms you receive at year-end will be based upon the amount paid to you (net of the deferred sales charge and the charge for organizational expenses). Accordingly, you should not increase your basis in your units by the deferred sales charge or the charge for organizational expenses.

TERMINATION DATE


The Portfolio will terminate by September 10, 1999. The final distribution will be made within a reasonable time afterward. The Portfolio may be terminated earlier if its value is less than 40% of the value of the securities when deposited.

SPONSORS' PROFIT OR LOSS
The Sponsors' profit or loss from the Portfolio will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary market price of units, a loss of $405.00 on the initial deposit of the securities and a gain or loss on subsequent deposits of securities (see Sponsors' and Underwriters' Profits in Part B).


---------------------------------------------------
Defining Your Costs
---------------------------------------------------

SALES CHARGE

First-time investors pay a maximum sales charge of 2.75% of the offering price, of which $17.50 per 1,000 units is deferred. For example, on a $1,000 investment, 2.75% less $17.50 (or about 1%) is deducted when they buy and the remaining $990 is invested in the Strategy Stocks. The initial sales charge is reduced on purchases of $50,000 or more, as described in Part B. In addition, a deferred sales charge of $1.75 per 1,000 units will be deducted from the Portfolio's net asset value each month over the last ten months of the Portfolio's life ($17.50 total). This deferred method of payment keeps more of your money invested over a longer period of time. If you roll the proceeds of your investment into a new portfolio, you will not be subject to the 1% initial charge, just the $17.50 deferred fee. Although this is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.


                             As a %
                           of Initial
                             Public
                            Offering     Amount per
                              Price      1,000 Units
                           -----------   -----------
Initial Sales Charge               1.00% $      10.00
Deferred Sales Charge
  per Year                         1.75         17.50
                           -----------   -----------
Maximum Sales Charge               2.75% $      27.50
                           -----------   -----------
                           -----------   -----------

Maximum Sales Charge
  Imposed on Reinvested
  Dividends                        1.40% $      14.00


ORGANIZATION COSTS

Investors will bear all or a portion of the expenses incurred in organizing the Portfolio--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio-- as is common for mutual funds. Estimated organization costs shown below are included in the public offering price and will be deducted from the assets of the Portfolio as of the close of the initial offering period.


                                        Amount per
                                        1,000 Units
                                        -----------
Estimated Organization Costs            $  0.62


ESTIMATED ANNUAL FUND OPERATING EXPENSES


                             As a %
                             of Net      Amount per
                             Assets      1,000 Units
                           -----------   -----------
Trustee's Fee                      .069% $       0.69
Portfolio Supervision,
  Bookkeeping and
  Administrative Fees              .046% $       0.45
Other Operating Expenses           .011% $       0.11
                           -----------   -----------
TOTAL                              .126% $       1.25


These estimates do not include the costs of purchasing and selling the underlying Strategy Stocks.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:


1 Year   3 Years   5 Years   10 Years
 $30       $71      $115       $236



Although each Series has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new Series subject only to the deferred sales charge and fund expenses.

The example assumes reinvestment of all dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment.

Reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating securities to meet redemption (described below) have not been reflected. The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example.

REDEEMING OR SELLING YOUR INVESTMENT


You may redeem or sell your units at any time prior to the termination of the Portfolio. Your price will be based on the then current net asset value. The redemption and secondary market repurchase price as of July 31, 1998 was $972.50 per 1,000 units ($27.50 per 1,000 units less than the Public Offering Price). This price reflects deductions of the deferred sales charge which declines over the last ten months of the Portfolio ($17.50 initially). If you sell your units before the termination of the Portfolio, you will pay the remaining balance of the deferred sales charge. As of the close of the initial public offering period, these prices will be reduced to reflect the estimated organization costs shown above.

After the initial offering period, the repurchase and cash redemption prices for units will be reduced to reflect the estimated costs of liquidating securities to meet the redemption, currently estimated at $0.83 per 1,000 units. If you reinvest in the new Series, you will pay your share of any brokerage commissions on the sale of underlying securities when your units are liquidated during the rollover.

--------------------------------------------------------------------------------
                               Defined Portfolio
--------------------------------------------------------------------------------

Equity Investor Fund


Select Ten Portfolio--1998 Series 3                               August 3, 1998

Defined Asset Funds


                                                                                        PRICE
                                                    PERCENTAGE         CURRENT        PER SHARE         COST
                                       TICKER      OF PORTFOLIO     DIVIDEND YIELD        TO        TO PORTFOLIO
NAME OF ISSUER                         SYMBOL          (1)               (2)          PORTFOLIO         (3)
------------------------------------------------------------------------------------------------------------
1. Philip Morris Companies, Inc.         MO                  9.96%              3.65% $  43.8125   $     50,384.38
2. J.P. Morgan & Company, Inc.          JPM                  9.96               3.02    126.0000         50,400.00
3. Chevron Corporation                  CHV                  9.80               2.95     82.6250         49,575.00
4. Minnesota Mining & Manufacturing
   Company                              MMM                 10.36               2.94     74.8750         52,412.50
5. General Motors Corporation            GM                 10.01               2.77     72.3125         50,618.75
6. Caterpillar Inc.                     CAT                 10.07               2.47     48.5000         50,925.00
7. Exxon Corporation                    XON                  9.70               2.34     70.1250         49,087.50
8. Du Pont (E.I.) De Nemours &
   Company                               DD                  9.81               2.26     62.0000         49,600.00
9. International Paper Company           IP                 10.14               2.24     44.6250         51,318.75
10. AT&T Corporation                     T                  10.19               2.18     60.6250         51,531.25
                                                  --------------                                   --------------
                                                           100.00%                                 $    505,853.13
                                                  --------------                                   --------------
                                                  --------------                                   --------------


----------------------------

(1) Based on Cost to Portfolio.


(2) Current Dividend Yield for each security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on the security and dividing the result by its market value as of the close of trading on July
   31, 1998.

(3) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on July 31, 1998, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.

                          ----------------------------

The securities were acquired on July 31, 1998 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

--------------------------------------------------------------------------------

                Past Performance of Prior Select Ten Portfolios
--------------------------------------------------------------------------------

Select Ten Portfolios, first available in 1991, are now offered in various cycles -- or Series -- each starting at different times during a year. The following table shows the actual performance of each Portfolio of certain of these Series. The table also shows the Average Annual Total Return and the Cumulative Total Return for these Series. These past performance returns reflect an investment made in the initial Portfolio of each Series and assume annual rollovers into successor Portfolios of the same Series. Past performance of the Portfolios and the Series is no guarantee of future results of the Select Ten Strategy or of any Portfolio currently offered.


                                                               ANNUALIZED
                                              ---------------------------------------------    CUMULATIVE
                                               DIVIDEND                           TOTAL          TOTAL
      SERIES A                 TERM            YIELD(1)     APPRECIATION(2)     RETURN(3)        RETURN
--------------------    ------------------    ----------    --------------    -------------    ----------

1992 Winter                 1/3/92-1/15/93           4.31%            -4.24%            0.07%
1993 Winter                 1/4/93-1/14/94           3.91             19.18            23.09
1994 Winter                 1/5/94-1/27/95           3.60             -4.00            -0.40
1995 Winter                 1/9/95-2/23/96           4.08             31.19            35.27
1996 Winter                1/18/96-2/28/97           3.47             27.80            31.27
1997 Winter                1/27/97-2/27/98           3.19             15.71            18.90
  Average Annual
  Total Return(4)           1/3/92-6/30/98             --                --            16.33
  Cumulative
  Total Return              1/3/92-6/30/98             --                --               --        167.06%*
      SERIES B
--------------------
1991 Spring                5/17/91-6/19/92           4.24%             9.07%           13.31%
1992 Spring                 5/5/92-5/21/93           4.32              0.15             4.47
1993 Spring                 5/5/93-5/13/94           4.01              2.67             6.68
1994 Spring                 5/6/94-5/31/95           3.98             14.14            18.12
1995 Spring                5/10/95-6/28/96           3.60             22.15            25.75
1996 Spring                5/20/96-6/27/97           3.19             24.35            27.54
1997 Spring                5/27/97-6/30/98           2.83              8.46            11.29
  Average Annual
  Total Return(4)          5/17/91-6/30/98             --                --            16.24
  Cumulative
  Total Return             5/17/91-6/30/98             --                --               --        192.32%*
      SERIES C
--------------------
1992 Autumn                 9/1/92-9/14/93           3.76%            12.64%           16.40%
1993 Autumn                 9/1/93-9/16/94           3.89              2.91             6.80
1994 Autumn                 9/7/94-9/29/95           3.81             19.03            22.84
1995 Autumn               9/12/95-10/31/96           3.46             26.84            30.30
1996 Autumn               9/17/96-10/24/97           3.03             25.49            28.52
  Average Annual
  Total Return(4)           9/1/92-6/30/98             --                --            20.21
  Cumulative
  Total Return              9/1/92-6/30/98             --                --               --        192.44%*




----------------------------

(1) Dividends paid on the securities to the Portfolio less ongoing expenses, divided by maximum initial public offering price.

(2) Represents the difference between initial unit price and redemption or liquidation price on the ending date (reflecting payment of deferred sales charges, brokerage commissions paid by the Portfolio and, beginning with the 1995 Spring Portfolio organization expenses, and assumes reinvestment of dividends on the distribution dates), divided by the maximum initial public offering price.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Select Ten Portfolios, first available in 1991, are now offered in various cycles -- or Series -- each starting at different times during a year. The following table shows the actual performance of each Portfolio of certain of these Series. The table also shows the Average Annual Total Return and the Cumulative Total Return for these Series. These past performance returns reflect an investment made in the initial Portfolio of each Series and assume annual rollovers into successor Portfolios of the same Series. Past performance of the Portfolios and the Series is no guarantee of future results of the Select Ten Strategy or of any Portfolio currently offered.


                                                               ANNUALIZED
                                              ---------------------------------------------    CUMULATIVE
                                               DIVIDEND                           TOTAL          TOTAL
      SERIES 3                 TERM            YIELD(1)     APPRECIATION(2)     RETURN(3)        RETURN
--------------------    ------------------    ----------    --------------    -------------    ----------

1996                       7/22/96-8/29/97           3.64%            30.04%           33.68%
  Average Annual
  Total Return(4)          7/22/96-6/30/98             --                --               --
  Cumulative
  Total Return             7/22/96-6/30/98             --                --            24.27         52.43%*
      SERIES 5
--------------------
1996                      11/1/96-12/12/97           3.51%            22.34%           25.85%
  Average Annual
  Total Return(4)          11/1/96-6/30/98             --                --            19.25
  Cumulative
  Total Return             11/1/96-6/30/98             --                --               --         33.96%*
      SERIES J
--------------------
1997                        1/2/97-1/30/98           2.85%            10.02%           12.87%
  Average Annual
  Total Return(4)           1/2/97-6/30/98             --                --            14.26
  Cumulative
  Total Return              1/2/97-6/30/98             --                --               --         21.97%*
      SERIES 1
--------------------
1997                       2/25/97-3/27/98           2.87%            16.51%           19.38%
  Average Annual
  Total Return(4)          2/25/97-6/30/98             --                --            10.26
  Cumulative
  Total Return             2/25/97-6/30/98             --                --               --         14.01%*
      SERIES 2
--------------------
1997                        4/28/97-6/5/98           3.18%            21.31%           24.49%
  Average Annual
  Total Return(4)          4/28/97-6/30/98             --                --            16.77
  Cumulative
  Total Return             4/28/97-6/30/98             --                --               --         19.94%*



----------------------------

(3) Appreciation plus Dividend Yield. Reflects reinvestment of dividends, deduction of maximum applicable sales charges and ongoing expenses, but no adjustment for taxes payable.

(4) Average Annual Total Return for a Series includes the brokerage commissions paid in selling securities received in kind on annual rollovers and the waiver of any up-front sales charge on those rollovers.

 * These figures are not annualized.

--------------------------------------------------------------------------------

              Hypothetical Strategy Stock Performance Information
--------------------------------------------------------------------------------

Select Ten Portfolios are based on a strategy of investing equal amounts in the 10 highest dividend-yielding stocks ('Strategy Stocks') in the DJIA each year. Although the Strategy Stocks underperformed the DJIA in eight of the last 25 years (12 years if Portfolio sales charges and expenses were deducted from Strategy Stock performance), their total return over several years generally outperformed the DJIA. This is why the Sponsors recommend following the Strategy for at least three to five years. Only the average annualized total return figures at the bottom of each column reflect reinvestment of dividends (at the end of each year). The results below are hypothetical for the following reasons:
None of these figures reflects brokerage commissions which investors in the Portfolio bear. Portfolio performance will also differ from the hypothetical performance of Strategy Stocks because Select Ten Portfolios are established at various times during a year, Portfolios may not be fully invested at all times or equally weighted in all 10 stocks, and their stocks are normally purchased or sold at prices different from the closing prices used in buying and selling Portfolio units. Past performance is no guaranty of future results of the Strategy or any Select Ten Portfolio.
             COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN
    (STRATEGY STOCK FIGURES REFLECT SALES CHARGES AND FUND EXPENSES BUT NOT
                             BROKERAGE COMMISSIONS)


                              STRATEGY STOCKS(1)                                DOW JONES INDUSTRIAL AVERAGE (DJIA)
           --------------------------------------------------------   --------------------------------------------------------
                               ACTUAL DIVIDEND           TOTAL                            ACTUAL DIVIDEND           TOTAL
YEAR       APPRECIATION(2)         YIELD(3)            RETURN(4)      APPRECIATION(2)         YIELD(3)            RETURN(4)
-----      --------------   ----------------------   --------------   --------------   ----------------------   --------------
1973                 -9.09%                    5.01%           -4.08%          -16.58%                    3.46%          -13.12%
1974                 -9.63                     7.23            -2.40           -27.57                     4.43           -23.14
1975                 47.89                     7.77            55.65            38.32                     6.08            44.40
1976                 26.32                     6.93            33.25            17.86                     4.86            22.72
1977                 -8.63                     5.73            -2.90           -17.27                     4.56           -12.71
1978                 -8.82                     6.91            -1.91            -3.15                     5.84             2.69
1979                  2.26                     8.22            10.48             4.19                     6.33            10.52
1980                 16.34                     8.35            24.69            14.93                     6.48            21.41
1981                 -2.71                     8.22             5.51            -9.23                     5.83            -3.40
1982                 15.75                     8.03            23.78            19.60                     6.19            25.79
1983                 28.88                     8.05            36.93            20.30                     5.38            25.68
1984                 -1.05                     6.46             5.41            -3.76                     4.82             1.06
1985                 20.22                     6.78            27.00            27.66                     5.12            32.78
1986                 22.35                    10.62            32.96            22.58                     4.33            26.91
1987                  0.15                     4.91             5.06             2.26                     3.76             6.02
1988                 14.19                     8.25            22.44            11.85                     4.10            15.95
1989                 18.90                     6.76            25.65            26.96                     4.75            31.71
1990                -15.01                     4.87           -10.14            -4.34                     3.77            -0.57
1991                 26.79                     5.02            31.81            20.32                     3.61            23.93
1992                  1.93                     4.51             6.44             4.17                     3.17             7.34
1993                 21.28                     4.02            25.30            13.72                     3.00            16.72
1994                 -1.94                     3.89             1.95             2.14                     2.81             4.95
1995                 31.13                     3.84            34.97            33.45                     3.03            36.48
1996                 23.05                     3.29            26.34            26.01                     2.56            28.57
1997                 16.86                     3.06            19.92            22.64                     2.14            24.78
1998                  4.87                     1.31             6.18            13.20                     0.91            14.11
(through
6/30)
Average Annualized Total Return                                16.18                                                      13.32



----------------------------

(1) The Strategy Stocks for any given year were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of the year, based upon an annualization of the last quarterly or semi-annual regular dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day that year on the New York Stock Exchange.

(2) Appreciation for the Strategy Stocks is calculated by subtracting the market value of these stocks at the opening value on the first trading day on the New York Stock Exchange in a given year from the market value of those stocks at the closing value on the last trading day in the year, and dividing the result by the market value of the stocks at the opening value on the first trading day in that year. Appreciation for the DJIA is calculated by subtracting the opening value of the DJIA on the first trading day in each year from the closing value of the DJIA on the last trading day in the year, and dividing the result by the opening value of the DJIA on the first trading day in that year.

(3) Actual Dividend Yield for the Strategy Stocks is calculated by adding the total dividends on the stocks in the year and dividing the result by the market value of the stocks on the first trading day in that year. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA on the first trading day of the year.

(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Individual year Total Returns do not take into consideration any reinvestment of dividend income.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Equity Investor Fund, Select Ten Portfolio--1998 Series 3, Defined Asset Funds (the 'Fund'):

We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Fund as of August 3, 1998. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of August 3, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
August 3, 1998

                  STATEMENT OF CONDITION AS OF AUGUST 3, 1998

TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........$         505,853.13
                                                         --------------------
        Total............................................$         505,853.13
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
    Reimbursement of Sponsors for Organization
      Expenses(2)........................................$             316.80
                                                         --------------------
    Subtotal                                                           316.80
                                                         --------------------
Interest of Holders of 510,962 Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................$            510,962
  Gross underwriting commissions and organization
    expenses(5)(2).......................................           (5,425.67)
                                                         --------------------
    Subtotal                                                       505,536.33
                                                         --------------------
        Total............................................$         505,853.13
                                                         --------------------
                                                         --------------------


------------

        (1) Aggregate cost to the Fund of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on July 31, 1998. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DBS Bank, New York Branch, in the amount of $506,258.13 and deposited with the Trustee. The amount of the letter of credit includes $505,853.13 for the purchase of securities.

        (2) A portion of the Public Offering Price consists of cash or securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $0.62 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expenses obligation of the investors to the Sponsors will be satisfied.


        (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units to maintain the $1,000 per 1,000 Units offering price only for that day. The Public Offering Price on any subsequent business day will vary.


        (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on July 31, 1998.

        (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Public Offering Price. A deferred sales charge of $1.75 per 1,000 Units per month is payable on October 1, 1998 and thereafter on the first day of each month through July 1, 1999. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to July 1, 1999, the remaining portion of the distribution applicable to such units will be transferred to such account on the redemption date.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                   EQUITY INVESTOR FUND SELECT TEN PORTFOLIO
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
     WITHIN FIVE DAYS OF WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.

                                     Index


                                              PAGE
                                              ----
Portfolio Description......................      1
Risk Factors...............................      3
How to Buy Units...........................      4
How to Redeem or Sell Units................      5
Trust Termination..........................      7
Rollover...................................      7
Income, Distributions and Reinvestment.....      8
                                              PAGE
                                              ----
Portfolio Expenses.........................      9
Taxes......................................      9
Records and Reports........................     11
Trust Indenture............................     11
Miscellaneous..............................     12
Exchange Option............................     15
Supplemental Information...................     15


PORTFOLIO DESCRIPTION

THE STRATEGY

    Simple strategies can sometimes be the most effective. The Portfolio seeks total return by acquiring the ten highest dividend yielding stocks in the Dow Jones Industrial Average* as of the date indicated in Part A, and holding them for about one year. This investment strategy is based on three time-tested investment principles: time in the market is more important than timing the market; the stocks to buy are the ones everyone else is selling; and dividends can be an important part of total return. Because issuers of DJIA stocks are highly capitalized, established companies, they are generally able to survive adverse developments. An investment in the Portfolio can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. Purchasing a portfolio of these stocks as opposed to one or two provides a more diversified holding. There is only one investment decision instead of ten, four quarterly dividends instead of 40. Investments in a number of companies with high dividends relative to their stock prices is designed to increase the Portfolio's potential for higher returns. Investing in these stocks of the DJIA may be effective as well as conservative because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on stocks of the DJIA as a group. The Portfolio's return will consist of a combination of capital appreciation and current dividend income. The Portfolio will terminate in about one year, when investors may choose to either receive the distribution in cash or reinvest in the next Series (if available) at a reduced sales charge. There can be no assurance that the dividend rates on the selected stocks will be maintained. Reduction or elimination of a dividend could adversely affect the stock price as well.

    The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The Dow Jones Industrial Average includes some of the most well-known, widely followed and highly capitalized companies in America. These companies are major factors in their industries. These companies file information with the SEC which is available free of charge upon request from the Trustee.
--------------

    * The name 'Dow Jones Industrial Average' is the property of Dow Jones & Company, Inc., which is not affiliated with the Sponsors, has not participated in any way in the creation of the Portfolio or in the selection of stocks included in the Portfolio and has not reviewed or approved any information included in this Prospectus.

    LIST AS OF OCTOBER 1, 1928                CURRENT LIST
----------------------------------------------------------------------
Allied Chemical                    Allied Signal
American Can                       Aluminum Co. of America
American Smelting                  American Express
American Sugar                     AT&T
American Tobbaco                   Boeing
Atlantic Refining                  Caterpillar
Bethlehem Steel                    Chevron
Chrysler                           Coca-Cola
General Electric                   Du Pont
General Motors                     Eastman Kodak
General Railway Signal             Exxon
Goodrich                           General Electric
International Harvester            General Motors
International Nickel               Goodyear
Mack Trucks                        Hewlett-Packard
Nash Motors                        IBM
North American                     International Paper
Paramount Publix                   Johnson & Johnson
Postum, Inc.                       J.P. Morgan & Co.
Radio Corporation of America (RCA) McDonald's
Sears Roebuck                      Merck
Standard Oil of New Jersey         Minnesota Mining & Manufacturing
Texas Corporation                  Philip Morris
Texas Gulf Sulphur                 Procter & Gamble
Union Carbide                      Sears Roebuck
United States Steel                Travelers Group
Victor Talking Machine             Union Carbide
Westinghouse Electric              United Technologies
Woolworth                          Wal-Mart Stores
Wright Aeronautical                Walt Disney


PORTFOLIO SELECTION

    The Portfolio contains ten common stocks in the DJIA having the highest dividend yields as of the date indicated in Part A. 'Highest dividend yield' is calculated for each Security by annualizing the last quarterly or semi-annual ordinary dividend distributed on the Security and dividing the result by its closing sales price. This yield is historical and there is no assurance that any dividends will be declared or paid in the future on the Securities. No leverage or borrowing is used nor does the Portfolio contain other kinds of securities to enhance yield.

    The Strategy selection process is a straightforward, objective, mathematical application that ignores any subjective factors concerning an issuer in the DJIA, an industry or the economy generally. The application of the Strategy may cause the Portfolio to own a stock that the Sponsors do not recommend for purchase and, in fact, the Sponsors may have sell recommendations on a number of the stocks in the Portfolio at the time the stocks are selected for inclusion in the Portfolio. Various theories attempt to explain why a common stock is among the ten highest yielding stocks in the DJIA at any given time: the issuer may be in financial difficulty or out of favor in the market because of weak earnings or performance or forecasts or negative publicity; uncertainties relating to pending or threatened litigation or pending or proposed legislation or government regulation; the stock may be a cyclical stock reacting to national and international economic developments; or the market may be anticipating a reduction in or the elimination of the issuer's dividend. Some of the foregoing factors may be relevant to only a segment of an issuer's overall business yet the publicity may be strong enough to outweigh otherwise solid business performance. In addition, companies in certain industries have historically paid relatively high dividends.

    The deposit of the Securities on the initial date of deposit established a proportionate relationship among the number of shares of each Security. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Securities in order to create new Units, maintaining to the extent practicable that original proportionate relationship. Deposits of additional Securities subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the number of shares of each Security at the end of the initial 90-day period. The ability to acquire each Security at the same time will generally depend upon the Security's availability and any restrictions on the purchase of that Security under the federal securities laws or otherwise.

    Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investments and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities and because the associated brokerage fees will be an expense of the Portfolio. To minimize the risk of price fluctuations when purchasing Securities, the Portfolio will try to purchase Securities as close to the Evaluation Time or at prices as close to the evaluated prices as possible. The Portfolio may also enter into program trades with unaffiliated broker/dealers, which will have the effect of increasing brokerage commissions while reducing market risk. Portfolio investors may benefit from reduced commissions and institutional prices available to the Portfolio.

    Because each Defined Asset Fund is a preselected portfolio, you know the securities before you invest. Of course, the Portfolio will change somewhat over time, as Securities are purchased upon creation of additional Units, as securities are sold to meet Unit redemptions or in other limited circumstances.

PORTFOLIO SUPERVISION

    The Portfolio follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. Although the Portfolio is regularly reviewed, because of the Strategy, the Portfolio is unlikely to sell any of the Securities, other than to satisfy redemptions of units, or to cease buying additional shares in connection with the issuance of Additional Units. More specifically, adverse developments concerning a Security including the adverse financial condition of the issuer, a failure to maintain a current dividend rate, the institution of legal proceedings against the issuer, a default under certain documents materially and adversely affecting the future declaration of dividends, or a decline in the price or the occurrence of other market or credit factors (including a public tender offer or a merger or acquisition transaction) that might otherwise make retention of the Security detrimental to the interest of investors, will generally not cause the Portfolio to dispose of a Security or cease buying it. Furthermore, the Portfolio will likely continue to hold a Security and purchase additional shares notwithstanding its ceasing to be included among the ten highest dividend yielding stocks in the DJIA or even its deletion from the DJIA.

RISK FACTORS

    An investment in the Portfolio entails certain risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the Securities becomes impaired or if the general condition of the stock market worsens. The rights of holders of common stocks to receive payments from the issuer are generally inferior to the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, because common stocks do not represent an obligation of the issuer they do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general may be especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. Equity markets can be affected by unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsors cannot predict the direction or scope of any of these factors. Additionally, equity markets have been at historically high levels and no assurance can be given that these levels will continue. There can be no assurance that the Portfolio will be effective in achieving its objective over its one-year life or that future portfolios selected through this process during consecutive one-year periods will meet their objectives. The Portfolio is not designed to be a complete investment program.

LITIGATION AND LEGISLATION

    Philip Morris Companies common stock represents approximately 10% of the value of the Portfolio. Pending legal proceedings against Philip Morris cover a wide range of matters including product liability and consumer protection. Damages claimed in many of the smoking and health cases alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

    In June 1997, Philip Morris and other companies in the U.S. tobacco industry entered into a settlement of significant litigation and regulatory issues affecting the industry generally. While the costs of that settlement to the tobacco industry would have been great, industry leaders considered that it at least would reduce uncertainties facing the industry and increase stability in business and capital markets. Now, however, legislation pending in Congress (the McCain bill) threatens the negotiated settlement, substantially changing many aspects of it and increasing the uncertainty surrounding the proposed resolution of issues that could adversely affect the volume, operating revenues and financial position of tobacco companies such as Philip Morris.

    The Sponsors cannot predict the outcome of the litigation pending against Philip Morris or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. The Sponsors cannot predict whether these and other possible developments will have a material effect on the price of Philip Morris stock over the term of the Portfolio, which could in turn adversely affect Unit prices.

    Except as stated above, the Sponsors do not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum or tobacco industry, may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of the issuers of the Securities to achieve their business goals. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. This type of legislation, if enacted into law, would adversely affect the after-tax return to investors who can take advantage of the deduction. See Taxes.

LIFE OF THE PORTFOLIO

    The size and composition of the Portfolio will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units or participating in a rollover. The Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Security or upon the consent of investors holding 51% of the Units. The Portfolio may also be terminated earlier by the Sponsors once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Portfolio early, which will likely be made following the rollover, will be based on factors such as the size of the Portfolio relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus. See Trust Termination.

HOW TO BUY UNITS

    Units are available from any of the Sponsors at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Portfolio.

PUBLIC OFFERING PRICE

    Units are charged a combination of Initial and Deferred Sales Charges equal, in the aggregate, to a maximum charge of 2.75% of the public offering price or, for quantity purchases of units of all Select and Focus Portfolios, or certain other Selected Equity Investor Series, by an investor and the investor's spouse and minor children, or by a single trust estate or fiduciary account, made on a single day, the following percentages of the public offering price:

                                 APPLICABLE SALES CHARGE
                               (GROSS UNDERWRITING PROFIT)
                               ---------------------------
                                 AS % OF
                                 PUBLIC       AS % OF NET
                                OFFERING         AMOUNT
AMOUNT PURCHASED                  PRICE         INVESTED
----------------------------   -----------    ------------
Less than $50,000...........           2.75%          2.778%
$50,000 to $99,999..........           2.50           2.519
$100,000 to $249,999........           2.00           2.005
$250,000 to $999,999........           1.75           1.750
$1,000,000 or more..........           1.00           1.000


In addition, a portion of the Public Offering Price also consists of cash or securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Portfolio, including the cost of the initial preparation of documents relating to the Portfolio, federal and state registration fees, and the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.

Prudential Securities Incorporated, which will participate only in rollover sales, will receive a preferred dealer concession of $13.00 per 1,000 Units of this Portfolio.

    The Deferred Sales Charge is a monthly charge of $1.75 per 1,000 units and is accrued in ten monthly installments commencing on the date indicated in part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, although this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The Initial Sales Charge is equal to the aggregate sales charge, determined as described above, less the aggregate amount of any remaining installments of the Deferred Sales Charge.

    It is anticipated that Securities will not be sold to pay the Deferred Sales Charge until after the date of the last installment. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the dates of actual sale of Securities to satisfy this liability.

    Employees of certain Sponsors and Sponsor affiliates and non-employee directors of Merrill Lynch & Co., Inc. may purchase Units subject only to the Deferred Sales Charge.

EVALUATIONS

    Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. If the Securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system (unless the Trustee deems these prices inappropriate) or, if closing sales prices are not available, at the mean between the closing bid and offer prices. If the Securities are not listed or if listed but the principal market is elsewhere, the evaluation is generally determined based on sales prices of the Securities on the over-the-counter market or, if sales prices in that market are not available, on the basis of the mean between current bid and offer prices for the Securities or for comparable securities or by appraisal or by any combination of these methods. Neither the Sponsors nor the Trustee guarantee the enforceability, marketability or price of any Securities.

NO CERTIFICATES

    All investors are required to hold their Units in uncertificated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company ('DTC').

HOW TO REDEEM OR SELL UNITS

    You can redeem your Units at any time for net asset value. In addition, the Sponsors have maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at net asset value. The following describes these two methods to redeem or sell Units in greater detail.

REDEEMING UNITS

    You can always redeem your Units for net asset value. This can be done by contacting your broker, dealer or financial institution that holds your Units in street name. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

    Within seven days after the receipt of your request (and any necessary documents), a check will be mailed to you in an amount equal to the net asset value of your Units. Because of the sales charge, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Securities, declared but unpaid dividends on the Securities, cash and the value of any other Portfolio assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Portfolio expenses and any remaining Deferred Sales Charges, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units. After the initial offering period, net asset value will be reduced to reflect the cost of liquidating Securities to pay the redemption price.

    As long as the Sponsors are maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsors for net asset value. If the Sponsors are not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.

    If cash is not available in the Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Agent for the Sponsors based on market and credit factors determined to be in the best interest of the Portfolio. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Portfolio. If Securities are being sold during a time when additional Units are being created by the purchase of additional Securities (as described under Portfolio Selection), Securities will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security in the Portfolio.

    Any investor owning Units representing Securities with a value of at least $250,000 who redeems those Units prior to the rollover notification date indicated in Part A of the Prospectus may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Generally, whole shares of each Security together with cash from the Capital Account equal to any fractional shares to which the investor would be entitled (less any Deferred Sales Charge payable) will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance with instructions of the investor. Any brokerage commissions on sales of Securities in connection with in-kind redemptions will be borne by the redeeming investors. The in-kind redemption option is subject to all applicable legal restrictions and may be terminated by the Sponsors at any time upon prior notice to investors.

    Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable or (iii) for any other period permitted by SEC order.

SPONSORS' SECONDARY MARKET FOR UNITS

    The Sponsors, while not obligated to do so, will buy back Units at net asset value without any other fee or charge as long as they are maintaining a secondary market for Units. Because of the sales charge, market movements or changes in the portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. The Sponsors may resell the Units to other buyers or redeem the Units by tendering them to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

    The Sponsors may discontinue the secondary market for Units without prior notice if the supply of Units exceeds demand or for other business reasons. Regardless of whether the Sponsors maintain a secondary market, you have the right to redeem your Units for net asset value with the Trustee at any time, as described above.

TRUST TERMINATION

    Notice of impending termination of the Portfolio will be provided to investors. A proportional share of the expenses associated with termination, including brokerage costs incurred in disposing of Securities, will be borne by investors remaining at that time. These expenses will reduce the amount of cash or Securities those investors are to receive in any final distribution.

    Upon termination of the Portfolio, the Trustee will distribute the Securities and any cash in the Portfolio to a distribution agent that will act as agent for the investors. Unless an investor elects to receive an in-kind distribution of Securities, as discussed below, the distribution agent will, as promptly as practicable, sell the investor's pro rata share of the Securities and distribute to the investor the proceeds of the sale, less brokerage and other related expenses, and the investor's pro rata share of any cash from the Portfolio.

    Any investor holding units at the termination of the Portfolio may, by written notice to the Trustee at least ten business days prior to termination, elect to received an in kind distribution of the investor's pro rata share of the Securities remaining in the Portfolio at that time (net of the investor's share of expenses). Fractional shares of Securities will be sold by the distribution agent and the net proceeds distributed to investors. Investors subsequently selling Securities received in kind will incur brokerage costs at that time which may exceed the value of any tax deferral obtained through the in-kind distribution. Securities received in an in-kind termination distribution may not be contributed to acquire units of another Series.

ROLLOVER

    In lieu of redeeming their units or receiving liquidation proceeds in cash or in kind upon termination of the Portfolio, investors who hold their Units with one of the Sponsors may elect, by contacting their financial adviser prior to the rollover notification date indicated in Part A, to exchange their Units in the Portfolio for units of next year's corresponding Select Ten Portfolio (if available). No election to roll over may be made prior to 30 days before the date of the rollover, and any rollover election will be revocable at any time prior to the date of the rollover. It is expected that the terms of the new portfolio will be substantially the same as those of the Portfolio.

    The rollover of an investor's Units is intended to be effected in a manner that will not result in the recognition of either gain or loss for U.S. federal income tax purposes with respect to Securities that are included in the new portfolio ('Duplicated Securities'). Units held by an investor who elects the rollover option will be redeemed through an in-kind distribution to a distribution agent of the investor's pro rata share of Securities. The distribution agent will then adjust the Securities distributed to the investor so that its composition matches the investment profile of the new portfolio. This adjustment will involve the sale of non-Duplicated Securities and, possibly, of a portion of certain Duplicated Securities in order to rebalance the portfolio, and the purchase of replacement Securities. Any excess sales proceeds, net of sales related expenses, will be distributed to the investor. After this adjustment the distribution agent will make an in-kind contribution of the adjusted Securities to the new portfolio. Upon receipt of the in-kind contribution, the trustee of the new portfolio will issue the appropriate number of units in the new portfolio to the investor.

    An investor who elects the rollover option will recognize capital gain or loss with respect to the Securities, including fractional Securities, sold by the distribution agent, but will not recognize gain or loss with respect to the Duplicated Securities that are contributed in kind to the new portfolio. The Sponsors intend to provide investors with information that will assist them in determining their tax liability on an eventual sale of the Duplicated Securities.

    The Sponsors intend to cause the distribution agent to sell those Securities that will not be contributed to the new portfolio, and then to create units of the new portfolio, in each case as quickly as possible subject to the Sponsors' sensitivity that the concentrated sale and purchase of large volumes of securities may affect market prices in a manner adverse to the interest of investors. Accordingly, the Sponsors may, in their sole discretion, undertake a more gradual sale of Securities and a more gradual creation of units of the new portfolio to help mitigate any negative market price consequences caused by this large volume of securities trades. In order to minimize potential losses caused by market movement during the rollover period, the Sponsors may enter into program trades, which may increase brokerage commissions payable by investors. There can be no assurance, however, that any trading procedures will be successful or might not result in less advantageous prices. Pending the investment of rollover proceeds in securities to comprise the new portfolio, those moneys may be uninvested for several days.

    Investors who participate in the rollover will not be entitled to receive a cash distribution with which to pay any taxes incurred as a result of the rollover procedure. Investors who do not participate in the rollover or otherwise redeem their Units will continue to hold their Units until the termination of the Portfolio; however, depending upon the extent of participation in the rollover, the aggregate size of the Portfolio will be reduced which could result in an increase in per Unit expenses.

    The Sponsors may, in their sole discretion and without penalty or liability to investors, decide not to sponsor a new portfolio or to modify the terms of the rollover. Prior notice of any decision would be provided to investors.

    The Division of Investment Management of the SEC is of the view that the rollover option constitutes an 'exchange offer', for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsors have received exemptive orders under
Section 11(c) which they believe permit them to offer the rollover, but no assurance can be given that the SEC will concur with the Sponsors' position and additional regulatory approvals may be required.

INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME AND DISTRIBUTIONS

    The annual income per Unit, after deducting estimated annual Portfolio expenses per Unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities and changes in Portfolio expenses and, to a lesser degree, upon the level of purchases of additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared at all.

    Each Unit receives an equal share of distributions of dividend income net of estimated expenses. Because dividends on the Securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the Income Account. Dividends received are credited to an Income Account and other receipts to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Fund. Funds held by the Trustee in the various accounts do not bear interest. In addition, distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations. Although the Sponsors may collect the Deferred Sales Charge monthly, to keep Units more fully invested the Sponsors currently do not anticipate sales of Securities to pay the deferred sales charge until after the rollover notification date. Proceeds of the disposition of any Securities not used to pay Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed on the final Distribution Day or following liquidation of the Fund.

REINVESTMENT

    Income and principal distributions on Units may be reinvested by participating in the Portfolio's reinvestment plan. Under the plan, the Units acquired for investors will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Deposits or purchases of additional Securities will generally be made so as to maintain the then existing proportionate relationship among the number of shares of each Security in the Portfolio. Units acquired by reinvestment will not be subject to the initial sales charge but will be subject to any remaining installments of Deferred Sales Charge. The Sponsors reserve the right to amend, modify or terminate the reinvestment plan at any time without prior notice. Investors holding Units in 'street name' should contact their broker, dealer or financial institution if they wish to participate in the reinvestment plan.

PORTFOLIO EXPENSES

    Estimated annual Portfolio expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Portfolio. The estimated expenses do not include the brokerage commissions payable by the Portfolio in purchasing and selling Securities. The Trustee's Fee shown in Part A of this Prospectus assumes that the Portfolio will reach a size estimated by the Sponsors and is based on a sliding fee scale that reduces the per 1,000 Units Trustee's fee as the size of the Portfolio increases. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Portfolio in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Portfolio and other legal fees and expenses, termination expenses and any governmental charges. The Trustee has a lien on Portfolio assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsors receive an annual fee currently estimated at $0.45 per 1,000 Units to reimburse them for the cost of providing Portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. While the fee may exceed the amount of these costs and expenses attributable to the Portfolio, the total of these fees from all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of those Series during any calendar year. The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.

    Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Portfolio. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.

TAXES

    The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.

    In the opinion of Davis Polk & Wardwell, special counsel for the Sponsors, under existing law:

       The Portfolio is not an association taxable as a corporation for federal income tax purposes. Each investor will be considered the owner of a pro rata portion of each Security in the Portfolio under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the 'Code'). Each investor will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Portfolio, regardless of whether such dividends are used to pay a portion of Portfolio expenses or whether they are automatically reinvested (see Reinvestment Plan).

       Amounts considered to have been received by a corporate investor from domestic corporations that constitute dividends for federal income tax purposes will generally qualify for the dividends-received deduction, which is currently 70%. Depending upon the particular corporate investor's circumstances, limitations on the availability of the dividends-received deduction may be applicable. Further, Congress from time to time considers proposals that would adversely affect the after-tax return to investors that can take advantage of the deduction. For example, the Taxpayer Relief Act of 1997 requires that the 46-day holding period for the dividends-received deduction must begin before and include each ex-dividend date and excludes the purchase date and any days during which the investor's investment is hedged. Investors are urged to consult their own tax advisers in this regard.

       An individual investor who itemizes deductions will be entitled to deduct his pro rata share of current Portfolio expenses only to the extent that this amount together with the investor's other miscellaneous deductions exceeds 2% of his adjusted gross income. The Code further restricts the ability of an individual investor with an adjusted gross income in excess of a specified amount (for 1998, $124,500 or $62,250 for a married person filing a separate return) to claim itemized deductions (including his pro rata share of Portfolio expenses).

       The investor's basis in his Units will equal the cost of his Units, including the initial sales charge. A portion of the sales charge is deferred until the termination of the Portfolio or the redemption of the Units. The proceeds received by an investor upon such event will reflect deduction of the deferred amount (the 'Deferred Sales

    Charge') and a charge for organizational expenses. The annual statement and the relevant tax reporting forms received by investors will be based upon the amounts paid to them, net of the Deferred Sales Charge and the charge for organizational expenses. Accordingly, investors should not increase their basis in their Units by the Deferred Sales Charge amount or any amount used to pay organizational expenses.

       An investor will generally recognize capital gain or loss when the investor disposes of his Units for cash (by sale or redemption) or when the Trustee disposes of the Securities from the Portfolio. An investor will not recognize gain or loss upon the distribution of a pro rata amount of each of the Securities by the Trustee to an investor (or to his agent) in redemption of Units or upon termination of the Portfolio, except to the extent of cash received in lieu of fractional shares. The redeeming investor's basis for the Securities will be equal to his basis for the same Securities (previously represented by his Units) prior to the redemption, and his holding period for the Securities will include the period during which he held his Units.

       An investor who elects to roll over into a new portfolio (a 'rollover investor') will not recognize gain or loss either upon the distribution of Securities by the Trustee to the distribution agent or upon the contribution of Duplicated Securities (as defined under Rollover) to the new portfolio. The rollover investor will generally recognize capital gain or loss as a consequence of the distribution agent's sale of non-Duplicated Securities. The rollover investor's basis for the Duplicated Securities that are contributed in kind to the new portfolio will be equal to his basis for the same Duplicated Securities prior to the rollover.


       Net capital gain (the excess of net long-term capital gains over net short-term capital losses) may be taxed at lower rates than ordinary income for certain noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. The deduction of capital losses is subject to limitations. The lower net capital gain tax rates will be unavailable to those noncorporate investors who, as of the mandatory termination date (or earlier termination of the Portfolio), have held their units for a year or less. Similarly, with respect to noncorporate rollover investors, this lower rate will be unavailable for gains on non-Duplicated Securities if, as of the beginning of the rollover period, those investors have held their units for a year or less. Investors may be entitled to the lower net capital gain tax rates if they have held their units for more than one year. Moreover, a rollover investor's holding period for the contributed Duplicated Securities will include the period during which he held an interest in the same Duplicated Securities through an investment in the Portfolio and in prior years' corresponding Select Ten Portfolios. Accordingly, such an investor may be entitled to the maximum federal tax rate of 20% for capital gains derived from such Units or Duplicated Securities. Investors should consult their tax advisers regarding these matters.


       Under the income tax laws of the State and City of New York, the Portfolio is not an association taxable as a corporation and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

       The foregoing discussion summarizes only certain U.S. federal and New York State and City income tax consequences of an investment in Units by investors who are U.S. persons, as defined in the Code. Foreign investors (including nonresident alien individuals and foreign corporations) not engaged in U.S. trade or business will generally be subject to 30% withholding tax (or lower applicable treaty rate) on dividend distributions. Investors may be subject to taxation in New York or in other U.S. or foreign jurisdictions and should consult their own tax advisers in this regard.

                                   *  *  *  *

    At the termination of the Portfolio, the Trustee will furnish to each investor an annual statement containing information relating to the dividends received by the Portfolio on the Securities, the cash proceeds received by the Portfolio from the disposition of any Security (resulting from redemption or the sale by the Fund of any Security), and the fees and expenses paid by the Portfolio. The Trustee will also furnish annual information returns to each investor and to the Internal Revenue Service.

RETIREMENT PLANS

    This Series of Equity Investor Fund may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging (prior to the year 2000) or tax-deferred rollover treatment. Investors in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsor of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

    Retirement Plans for the Self-Employed--Keogh Plans. Units may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($4,000 in a spousal account).

    Individual Retirement Account--IRA. Any individual can make use of a qualified IRA arrangement for the purchase of Units. Any individual (including one covered by an employer retirement plan) can make a contribution to an IRA equal to the lesser of $2,000 ($4,000 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount of a contribution by an individual covered by an employer retirement plan will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of a married individual filing a joint return) or $200 (in the case of a married individual filing a separate return). These income threshholds will gradually be increased by the year 2004 to $50,000 for a single individual and $80,000 for a married individual filing jointly. Certain transactions which are prohibited under Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution. The 10% surtax will be waived for withdrawals for certain educational and first-time homebuyer expenses. Subject to certain income limitations, under a special type of IRA, contributions would be non-deductible but distributions would be tax-free if the account were held for at least five years and the account holder was at least 59 1/2 at the time of the distribution.

    Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units.

RECORDS AND REPORTS

    The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Portfolio, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.

    With each distribution, the Trustee includes a statement of the amounts of income and any other receipts being distributed. Following the termination of the Portfolio, the Trustee sends each investor of record a statement summarizing transactions in the Portfolio's accounts including amounts distributed from them, identifying Securities sold and purchased and listing Securities held and the number of Units outstanding at termination and stating the Redemption Price per 1,000 Units at termination, and the fees and expenses paid by the Portfolio, among other matters. Portfolio accounts may be audited by independent accountants selected by the Sponsors and any report of the accountants will be available from the Trustee on request.

TRUST INDENTURE

    The Portfolio is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors and the Trustee. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

    The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Portfolio without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.

    The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.

    Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Portfolio or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

    The Sponsors and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

    The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

    The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

    The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

SPONSORS

    The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch & Co., Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc. and PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.

CODE OF ETHICS

    The Agent for the Sponsors has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset Funds portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any Fund and to provide guidance to these persons regarding standards of conduct consistent with the Agent's responsibilities to the Funds at a concession not in excess of the maximum sales charge.

YEAR 2000 ISSUES

    Many computer systems were designed using only two digits to designate years. These systems may not be able to distinguish the Year 2000 from the Year 1900 (commonly known as the 'Year 2000 Problem'). Like other investment companies and financial and business organizations, the Portfolio could be adversely affected if the computer systems used by the Agent for the Sponsors or Portfolio service providers do not properly address this problem prior to January 1, 2000. The Agent for the Sponsors has established a dedicated group to analyze these issues and to implement any systems modifications necessary to prepare for the Year 2000. Currently, we do not anticipate that the transition to the 21st century will have any material effect on the Portfolio. The Agent for the Sponsors has sought assurances from the Portfolio's other service providers that they are taking all necessary steps to ensure that their computer systems will accurately reflect the Year 2000, and the Agent for the Sponsors will continue to monitor the situation. At this time, however, no assurance can be given that the Portfolio's other service providers have anticipated every step necessary to avoid any adverse effect on the Portfolio attributable to the Year 2000 Problem.

PUBLIC DISTRIBUTION

    During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public Offering Price determined in the manner provided above or to selected dealers who are members of the National Association of Securities Dealers, Inc. at a concession not in excess of the maximum sales charge. The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold.

UNDERWRITERS' AND SPONSORS' PROFITS

    Upon sale of the Units, the Underwriters will be entitled to receive sales charges; each Underwriters' interest in the Underwriting Account will depend on the number of Units acquired through the issuance of additional Units. The Sponsors also realize a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Portfolio (based on the aggregate value of the Securities on their date of deposit) and the purchase price of the Securities to the Sponsors plus commissions payable by the Sponsors. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Portfolio which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

PERFORMANCE INFORMATION

    Total returns, average annualized returns or cumulative returns for various periods of the Strategy Stocks, the related index, the current or one or more prior Select Ten Portfolios may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus reinvestment of dividends and capital gains, divided by the maximum public offering price. Average annualized returns show the average return for stated periods of longer than a year. Sales material may also include an illustration of the cumulative results of like annual investments in Strategy Stocks during an accumulation period and like annual withdrawals during a distribution period. Figures for actual Portfolios (but not Strategy Stocks or the related index) reflect deduction of all Portfolio expenses and unless otherwise stated the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for Strategy Stocks and other Select Ten

Portfolios applying the Strategy to other indexes. Returns of Strategy Stocks of the three Select Ten Strategies may also be shown on a combined basis. Returns of Strategy Stocks may also be shown in comparison to other indexes, to which may be added by year various national and international political and economic events, milestones in price and market indicators, and offerings of Defined Asset Funds. This performance may also be compared for various periods with investments in short-term U.S. Treasury securities. Investors should bear in mind that this represents past performance and is no assurance of future results of the current or any future Portfolio. Advertisements and other material distributed to prospective investors may include the average annual compounded rate of return on selected types of assets for periods of at least 10 years, as compiled by Ibbotson Associates, compared to the rate of inflation over the same period.

    The following chart shows the average annual compounded rate of return of selected asset classes over the 10-year and 20-year periods ending June 30, 1998, compared to the rate of inflation over the same periods. Of course, this chart represents past performance of these investments and is no guarantee of future results, either of these categories or of any Defined Fund. Defined Funds also have sales charges and expenses which are not reflected in the chart.


Stocks (S&P 500)
20 yr                                                17.42%
10 yr                                                   18.54%
Small-company stocks
20 yr                                             16.54%
10 yr                                     14.37%
Long-term corporate bonds
20 yr                        10.62%
10 yr                         10.72%
U.S. Treasury bills (short-term)
20 yr              7.26%
10 yr        5.42%
U.S. Inflation
20 yr     4.69%
10 yr 3.29%




Source: Ibbotson Associates. Used with permission. All rights reserved.

DEFINED ASSET FUNDS

    For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is generally fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement or regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for investors who prefer to seek long-term profits by purchasing and holding investments, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. Your investment objectives may call for a combination of Defined Asset Funds.

    Defined Asset Funds reflect a buy and hold strategy that the Sponsors believe can be more effective and less expensive than active management. This strategy is premised on selection criteria and procedures, diversification and regular review by investment professionals. Various advertisements and sales literature may summarize the results of economic studies concerning how stock movement has tended to be concentrated and how longer-term investments can tend to reduce risk.

    One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Defined equity funds offer growth potential and some protection against inflation.

EXCHANGE OPTION

    You may exchange Units of this Portfolio for units of other Select or Focus Series or certain other selected Equity Investor Series with one-or two-year terms and a combination of initial and deferred sales charges. Select and Focus Portfolios have a sales charge for first-time investors of 1% initially and annual deferred sales charges of $17.50 per 1,000 units. On exchanges, the initial sales charge is waived and units are acquired subject to any remaining deferred sales charges. Investors can also exchange units of those Portfolios and similar series of unaffiliated equity unit investment trusts for Portfolio Units, subject only to the Portfolio's remaining deferred sales charges. In the future, the Exchange Option may be extended to other series and types of trusts with similar sales charge structures.

    To make an exchange, you should contact your financial professional to find out what suitable exchange funds are available and to obtain a prospectus. You may acquire units of only those exchange funds in which the Sponsors are maintaining a market and which are lawfully for sale in the state where you reside. An exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax adviser. If the proceeds of units exchanged are insufficient to acquire a whole number of exchange fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

    As the Sponsors are not obligated to maintain a market in any series, there can be no assurance that units can be exchanged. The Exchange Option may be amended or terminated at any time without notice.

SUPPLEMENTAL INFORMATION

    Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about the Portfolio, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Portfolio.

                              Defined
                              Asset FundsSM



SPONSORS/UNDERWRITERS AND          EQUITY INVESTOR FUND
SELECTED DEALER:                   SELECT TEN PORTFOLIO--
Merrill Lynch,                     1998 SERIES 3

Pierce, Fenner & Smith IncorporatedThis Prospectus does not contain all of the
Defined Asset Funds                information with respect to the investment
P.O. Box 9051                      company set forth in its registration
Princeton, NJ 08543-9051           statement and exhibits relating thereto which
(609) 282-8500                     have been filed with the Securities and
Smith Barney Inc.                  Exchange Commission, Washington, D.C. under
Unit Trust Department              the Securities Act of 1933 and the Investment
388 Greenwich Street--23rd Floor   Company Act of 1940, and to which reference
New York, NY 10013                 is hereby made. Copies of filed material can
(212) 816-4000                     be obtained from the Public Reference Section
PaineWebber Incorporated           of the Commission, 450 Fifth Street, N.W.,
1200 Harbor Boulevard              Washington, D.C. 20549 at prescribed rates.
Weehawken, NJ 07087                The Commission also maintains a Web site that
(201) 902-3000                     contains information statements and other
------------------------           information regarding registrants such as
Dean Witter Reynolds Inc.          Defined Asset Funds that file electronically
Two World Trade Center--59th Floor with the Commission at http://www.sec.gov.
New York, NY 10048                 ------------------------
(212) 392-2222                     No person is authorized to give any
TRUSTEE:                           information or to make any representations
The Bank of New York               with respect to this investment company not
Unit Investment Trust Department   contained in its registration statement and
Box 974--Wall St. Division         related exhibits; and any information or
New York, NY 10268-0974            representation not contained therein must not
1-800-221-7771                     be relied upon as having been authorized.
                                   ------------------------
                                   When Units of this Fund are no longer
                                   available, or for investors who will reinvest into subsequent series of Select Ten
                                   Portfolios, this Prospectus may be used as a preliminary prospectus for a future series;
                                   in which case investors should note the
                                   following:
                                   Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange
                                   Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                                                         70098--8/98


                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


          Merrill Lynch, Pierce, Fenner & Smith Incorporated       8-7221
          Smith Barney Inc. ................................       8-8177
          PaineWebber Incorporated..........................      8-16267


                          ----------------------------


B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated     13-5674085
          Smith Barney Inc. ................................     13-1912900
          PaineWebber Incorporated .........................     13-2638166
          The Bank of New York, Trustee.....................     13-4941102


                                  UNDERTAKING
The Sponsors undertake that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

         SERIES OF EQUITY INCOME FUND, MUNICIPAL INVESTMENT TRUST FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933


                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Equity Income Fund, Index Series, S&P 500 Trust 2 and S&P
Midcap Trust................................................           33-44844
Equity Income Fund, Investment Philosophy Series 1991
Selected Industrial Portfolio...............................           33-39158
Equity Income Fund, Select Ten Portfolio--1995 Winter
Series......................................................           33-55811
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807
Equity Income Fund, Select Ten Portfolio--1997 Series A.....          333-15193
Defined Asset Funds Municipal Insured Series................           33-54565
Municipal Investment Trust Fund, Multistate Series 325......           33-50907


                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

    The following exhibits:


1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 of the Registration Statement of Equity Income Fund, Select S&P Industrial Portfolio--1997 Series A, 1933 Act File No. 333-05683).
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
5.1     --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio, 1996 International Series B (United Kingdom and Japan Portfolios), 1933 Act File No. 333-00593).

                                   SIGNATURES
The registrant hereby identifies the series numbers of Equity Income Fund, Municipal Investment Trust Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 3RD DAY OF AUGUST, 1998.


                  SIGNATURES APPEAR ON PAGE R-3, R-4 AND R-5.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Numbers: 33-43466 and 33-51607


     HERBERT M. ALLISON, JR.
     BARRY S. FREIDBERG
     EDWARD L. GOLDBERG
     STEPHEN L. HAMMERMAN
     JEROME P. KENNEY
     DAVID H. KOMANSKY
     DANIEL T. NAPOLI
     THOMAS H. PATRICK
     JOHN L. STEFFENS
     ROGER M. VASEY
     ARTHUR H. ZEIKEL
     By DANIEL C. TYLER
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR


By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              33-49753, 33-55073
                                                              and 333-10441


     JAMES DIMON
     DERYCK C. MAUGHAN

     By GINA LEMON
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 33-55073


     MARGO N. ALEXANDER
     TERRY L. ATKINSON
     BRIAN M. BAREFOOT
     STEVEN P. BAUM
     MICHAEL CULP
     REGINA A. DOLAN
     JOSEPH J. GRANO, JR.
     EDWARD M. KERSCHNER
     JAMES P. MacGILVRAY
     DONALD B. MARRON
     ROBERT H. SILVER
     MARK B. SUTTON
     By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)